BY-LAWS

of

CLARITY CONSULTING CORPORATION

As Amended November 9, 2021

ARTICLE I.

Offices

The principal office of the Corporation in the State of Texas shall be located in The Woodlands, County of Montgomery. The Corporation may have such other offices, either within or without the State of Texas, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

The registered office of the Corporation required by the Texas Business Organizations Code to be maintained in the State of Texas may be, but need not be, identical with the principal office in the State of Texas, and the address of the registered office may be changed from time to time by the Board of Directors.

ARTICLE II.

Shareholders

Section 1. Annual Meeting. The annual meeting of the Shareholders shall be held annually on the day and date determined by the Board of Directors for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Texas, such meeting shall be held on the next business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the Shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as convenient.

Section 2. **Special Meetings**. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board, if any, the President, or the Board of Directors, and shall be called by the President or the Secretary at the written request of a majority of the Board of Directors or the holders of record of not less than one-tenth of all the outstanding shares of the Corporation entitled to vote at the meeting. Such request shall state the purpose or purposes of the proposed meeting. No Shareholder(s) with less than 20% ownership in the company shall be able to call for more than one special meeting of the Shareholders per calendar quarter of the year.

Section 3. **Place of Meeting**. Meetings of Shareholders may be held at any place, within or without the State of Texas, designated by the Board of Directors and included in the notice or waiver of notice of the meeting. If no designation is so made, meetings of Shareholders shall be held at the principal office of the Corporation, or as otherwise permissible by applicable law for remote (telephone conference or video conference) meetings.

Section 4. **Notice of Meeting**. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called and at whose direction it is being issued, shall be delivered not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally, by mail, or by electronic means (facsimile or electronic mail), by or at the direction of the President, the Secretary, or the officer or persons calling the meeting to each Shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Shareholder at his or her address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid. If electronically provided, such notice shall be deemed to be delivered when submitted by facsimile or electronic mail, addressed to the Shareholder at his or her facsimile number or e-mail address provided by the Shareholder for the purpose of receiving notice.

Section 5. **Closing of Transfer Books or Fixing of Record Date**. For the purpose of determining Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or Shareholders entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty (50) days. If the stock transfer books shall be closed for the purpose of determining Shareholders entitled to notice of or to vote at a meeting of Shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of Shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of Shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of Shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders, or Shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof except where the determination has been made by closing the stock transfer books and the stated period of closing has expired.

Section 6. <u>Voting Lists</u>. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten (10) days before each meeting of Shareholders, a complete list of Shareholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list for a period of ten (10) days prior to such meeting shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any Shareholder at any time during usual business hours. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Shareholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders. Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any meetings of the shareholders.

Section 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the Shareholders. If less than a majority of the outstanding shares is represented at a meeting, a majority of the shares so represented may adjourn the meeting and resume such meeting from time to time without further notice. At such adjourned and resumed meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. Conversely, the Shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to maintain a quorum.

Section 8. Proxies. Every proxy must be executed in writing by the Shareholder or by his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months form the date of its execution unless it shall have specified therein a shorter duration. Each proxy shall be revocable before it has been voted unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Proxies coupled with an interest include the appointment as proxy of (a) a pledge, (b) a person who purchased or agreed to purchase, or owns or holds an option to purchase, the shares, (c) a creditor of the corporation who extended its credit under terms requiring the appointment, (d) an employee of the corporation whose employment contract requires the appointment, or (e) a party to a voting agreement created under the Texas Business Organizations Code. A revocable proxy shall be deemed to have been revoked if the Secretary of the Corporation shall have received at or before the meeting instructions of revocation or a proxy bearing a later date, which instructions or proxy shall have been duly executed and dated in writing by the Shareholder.

Section 9. **Voting of Shares**. Each outstanding share entitled to vote shall be entitled to one (1) vote upon each matter submitted to a vote at the meeting of Shareholders. All elections shall be determined by a plurality vote, and except as otherwise provided by law or the Corporation's Certificate of Incorporation or similar instrument of creation, all other matters shall be determined by the affirmative vote of a majority of the shares entitled to vote on that matter and represented in person or by proxy at a meeting of Shareholders at which a quorum is present. In the election of Directors of the Corporation, votes may not be cumulated.

Section 10. **Voting of Shares by Certain Holders**. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him or her, either in person or by proxy, without a transfer of such shares into his or her name. Shares standing in the name of a trustee may be voted by him or her, to vote shares held by him or her without transfer of such shares into his or her name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer into his or her name if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A Shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the Corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

Section 11. Order of Business and Rules of Procedure. The order of business at all annual and special meetings of Shareholders shall, to the extent practicable, be as follows:

(1)   Call to order.

(2)   Presentation of proof of due calling and notice of the meeting.

(3)   Presentation and examination of proxies.

(4)   Ascertainment and announcement of presence of quorum.

(5)   Approval of waiver of approval of prior minutes.

(6)   Report of officers.

(7)   Nomination for Directors.

(8)   Receiving motions and resolutions.

(9)   Discussion of election of Directors, motions and resolutions.

(10)   Vote on Directors, motions and resolutions.

(11)   Any other unfinished business.

(12)   Any other new business.

(13)   Receipt of report of inspectors on results of election and vote on motions and resolutions.

(14)   Adjournment.

In all matters pertaining to conduct of the Shareholders' meetings, including each orderly adjournment thereof, the procedures set forth in <u>Robert's Rules of Order</u> shall be followed, to the extent practicable.   Legal counsel to the Corporation, or such other person as is specified in the notice of the meeting or designated by the Board of Directors at such meeting, shall act as parliamentarian.

   Section 12. <u>Inspectors of Election</u>. In advance of any meeting of Shareholders, the Board of Directors may appoint three (3) inspectors of election. If there is no such appointment made in advance, or if any appointed person refuses or fails to serve, the Chairman of the meeting shall appoint a replacement.   Inspectors of election shall determine the number of shares outstanding, voting power of each share, shares represented at the meeting, existence of a quorum, and the authenticity, validity and effect of proxies; shall receive votes, ballots, assents and consents; and shall hear and determine all challenges and questions in any way arising in connection with a vote; shall count and tabulate all votes, assents and consents; shall determine and announce results; and do all other acts as may be proper to conduct elections or votes with fairness to all Shareholders.


ARTICLE III.

<u>Board of Directors</u>


   Section 1. <u>General Powers</u>.   The business affairs of the Corporation shall be managed by its Board of Directors.

Section 2. **Number, Tenure and Qualifications**. The number of Directors of the Corporation shall be at minimum three (3) and may be altered by resolution adopted by a vote of a majority of the entire Board of Directors or by the Shareholders. Each Director shall hold office until the next annual meeting of Shareholders and until his or her successor shall have been elected and qualified. Any Director may resign at any time. The Board of Directors may, by a 70% majority vote of all Directors then in office, remove a Director for cause. Any Director or the entire Board of Directors may at any time be removed, with or without cause, by a vote of the holders of a 70% majority of the shares then entitled to vote at an election of Directors or by the unanimous consent action of Shareholders as provided in Article XII of these By-Laws. Directors need not be residents of the State of Texas or Shareholders of the Corporation.

Section 3. **Regular Meetings**. A regular meeting of the Board of Directors shall be held without additional notice other than application of these By-Laws immediately after, and at the same place as, the annual meeting of Shareholders. The Board of Directors may provide by resolution the time and place, either within or without the State of Texas, for the holding of additional regular Board meetings without notice other than such resolution.

Section 4. **Special Meetings**. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, if any, or by the President or any officer. Special meetings shall be called by the Chairman, President, Vice President or Secretary on the written request of two (2) Directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Texas, as the place for holding any special meeting of the Board of Directors called by them.

Section 5. Notice. Notice of any special meeting shall be given at least three (3) days previously thereto by written notice mailed to each Director at his business address or shall be given at least one (1) day previously thereto personally by telephone or by electronic means (facsimile or e-mail) to each Director. If mailed, such notice shall be deemed to be delivered when deposited in the U. S. mail so addressed, with postage thereon prepaid. If notice is given by electronic means, such notice shall be deemed to be delivered when the facsimile or e-mail is delivered to the Directors at the facsimile number or e-mail address provided by the Directors for the purpose of receiving notice. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting.

Section 6. Quorum. A majority of the number of Directors fixed by Section 2 of Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the Directors present may adjourn the meeting and resume such meeting from time to time without further notice. At such adjourned and resumed meeting at which a quorum of Directors shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. Conversely, the Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to maintain a quorum.

Section 7. **Manner of Acting**. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8. **Vacancies**. If any vacancies occur in the Board of Directors, or if any new directorships are created, all of the Directors then in office, although less than a quorum, may, by majority vote, choose a successor or successors, or fill the newly created directorship. The Directors so chosen shall hold office until the next annual election of Directors and until their successors shall be duly elected and qualified, unless sooner displaced. However, if in the event of any such vacancy, the Directors remaining in office shall be unable, by majority vote, to fill such vacancy within thirty (30) days of the occurrence thereof, the President or the Secretary may call a special meeting of the Shareholders at which a new Director shall be elected to serve until the next annual election of Directors and until their successors shall be duly elected and qualified, unless sooner displaced.

Section 9. **Compensation**. By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and of Shareholders, and may be paid a fixed sum for attendance at each meeting of the Board of Directors and of Shareholders, or may be paid a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

Section 10. Presumption of Assent. A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

Section 11. Committees. The Board of Directors may by resolution adopted by a majority of the full Board of Directors designate from its members one or more committees, each committee to consist of two or more Directors, which shall exercise such authority and responsibility as may be set forth in the resolution establishing the same, subject to the provisions of Article 2.36A of the Texas Business Organizations Code. Each such committee shall serve at the pleasure of the Board of Directors, and shall establish its own administrative and operational rules and procedures, but shall in all events keep accurate records of the actions taken by it and report to the Board of Directors regarding such actions, recommendations, and other matters as requested by the Board.

ARTICLE IV.

Officers

Section 1. Number. The officers of the Corporation shall include a Chief Executive Officer, a President, and a Secretary, and may include one (1) or more Vice-Presidents (the number thereof to be determined by the Board of Directors), and a Treasurer, each of whom shall be elected by the Board of Directors. Any two (2) or more offices may be held by the same person, except that President and Secretary may not be the same person. The Board of Directors may also elect a Chairman of the Board and may elect or appoint such other officers and assistant officers as may be deemed to be necessary.

Section 2. **Election and Term of Office**. The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the Shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be held. Each officer shall hold office for such term as may be prescribed by the Board of Directors.

Section 3. **Removal**. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interest of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent or member of a committee shall not of itself create contract rights.

Section 4. **Vacancies**. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

Section 5. Chairman of the Board. If there be a Chairman of the Board, he or she shall preside at all meetings of the Shareholders and Directors and shall have such other powers and duties as may from time to time be assigned by the Board of Directors.

Section 6. <u>President</u>. Subject to other designation by the Board of Directors, the President shall be chief executive officer of the Corporation and shall supervise and control all of the business and affairs of the Corporation. He shall preside at all meetings of the Shareholders and of the Board of Directors. He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deed, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution shall be expressly delegated by the Board of Directors or by these By-Laws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

Section 7. <u>Vice-President</u>. In the absence of the Chief Executive Officer or the President, or in the event of either of such person's death, inability, or refusal to act, the Vice-President, or the Vice-Presidents in the order of their seniority or in any other order determined by the Board, shall perform the duties of the Chief Executive Officer or the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer or President. In the absence, inability or refusal to do so of the President, any Vice-President may sign with the Secretary or an

Assistant Secretary, certificates for shares of the Corporation; and shall perform such other duties as from time to time may be assigned to him or her by the Chief Executive Officer, President, or Board of Directors.

Section 8. <u>Secretary</u>. The Secretary shall: (a) keep the minutes of the Shareholders' and of the Board of Directors' meetings in one (1) or more books provided for that purpose; (b) see that all notices are given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address, and of each facsimile and/or e-mail address, of each Shareholder which shall be furnished to the Secretary by such Shareholder; (e) keep a register of the post office address, and of each facsimile and/or e-mail address of each Director, which shall be furnished to the Secretary by such Director; (f) sign with the President, or a Vice-President, certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock, transfer books of the Corporation; and (h) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the Chief Executive Officer, President, or Board of Directors.

Section 9. <u>Treasurer</u>. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine. He or she shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article V of these By-Laws; (c) disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements; (d) render to the President and Directors, at the regular meetings of the Board or whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the company; and (e) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Chief Executive Officer, President, or Board of Directors.

Section 10. **Assistant Secretaries and Assistant Treasurers**. The Assistant Secretaries, if any, when authorized by the Board of Directors, may sign with the President or a Vice-President certificates for shares of the Corporation, the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers, if any, shall respectively, if required by the Board of Directors, give bond for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general and in order of their seniority, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, President, or Board of Directors.

Section 11. **Controller.** The Controller, if any, shall maintain adequate records of all assets, liabilities, and transactions of the Corporation and shall have adequate audits thereof currently and regularly made. In conjunction with other officers, he or she shall initiate and enforce measures and procedures whereby the business of the Corporation shall be conducted with the maximum safety, efficiency, and economy.

Section 12. **Salaries**. The salaries, if any, of the elected officers shall be fixed from time to time by the Board of Directors. The salaries, if any, of appointed officers and agents shall either be fixed by the Board of Directors or by duly authorized officers. No officer shall be prevented from receiving such salary by reason of the fact that he or she is also a Director of the Corporation.

Section 13. **Voting of Securities.** The Chairman, Chief Executive Officer, and President shall, unless otherwise ordered by the Board of Directors, have full power and authority on behalf of the Corporation to vote in person or by proxy at any meetings of the stockholders of any corporation in which the Corporation may hold stock, and at any such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such stock. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

ARTICLE V.

Contracts, Loans, Checks and Deposits

Section 1. **Contracts**. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies, or other depositories as the Board of Directors may select.

ARTICLE VI.

Certificates for Shares and Their Transfer

Section 1.   Certificates for Shares.   Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by (a) the Chairman of the Board, the Chief Executive Officer, the President or a Vice-President, and (b) the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number and class of shares and date of issue, shall be entered on the stock transfer books of the Corporation. In case any officer or officers who have signed shall cease to be an officer or officers of the corporation before such certificate or certificates have been delivered, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates had not ceased to be an officer or officers of the corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall have been surrendered and canceled.

Section 2. Lost certificates. The Board of Directors may direct a new share certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond on such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

Section 4. Registered Shareholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Texas.

ARTICLE VII.

Fiscal Year

The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

ARTICLE VIII.

Dividends

Subject to the terms and conditions provided by law and the Articles of Incorporation or such other creation instrument, the Board of Directors shall have full power to determine whether any, and, if so, what part, of the funds legally available for the payment of dividends shall be so declared and paid to the Shareholders of the Corporation. The Board of Directors may fix a sum to be set aside, over and above the paid-in capital of the Corporation, for working capital or as a reserve for any proper purpose, and from time to time may increase, diminish, and vary this fund in the Board's absolute judgment and discretion.

ARTICLE IX.

Seal

The Board of Directors shall provide a corporation seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the year of its organization, the state of incorporation, and the words "Corporate Seal, Clarity Consulting Corporation." The seal may be used by causing it or a facsimile or other electronic duplication thereof to be impressed, affixed, reproduced or otherwise.

ARTICLE X.

Amendments

The Board of Directors shall have the power to alter, amend or repeal these By-Laws or adopt new By-Laws, subject to amendment, repeal or adopting of new By-Laws by action of the Shareholders and unless the Shareholders in amending, repealing or adopting a new By-Law provision expressly provide that the Board of Directors may not amend or repeal that By-Law provision. The Board of Directors may exercise this power at any regular or special meeting by an affirmative vote of a majority of the whole Board of Directors as then constituted, provided that notice of the proposal to make, alter, amend, or repeal the By-Laws was included in the notice of the Directors' meeting at which such action takes place. Unless the Corporation's Articles of Incorporation, other creation instrument or governing ocument, or a By-Law adopted by the Shareholders provide otherwise as to all or some portion of the By-Laws, at the next Shareholders' meeting following any action by the Board of Directors, the Corporation's Shareholders may amend, repeal or adopt new By-Laws by a majority vote of those present and entitled to vote, even though the By-Laws may also be amended by the Board of Directors, and the notice of such Shareholders' meeting shall include notice that the Shareholders will be called on to ratify the action taken by the Board of Directors with regard to the By-Laws.

ARTICLE XI.

Notice and Waiver of Notice

Whenever any notice of any kind is required to be given under the provisions of these By-Laws, said notice shall be deemed to be sufficient if given in accordance with the manner and time required by these By-Laws. A waiver of notice, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Neither the business to be transacted at, nor the purposes of, any regular or special meeting of the Board of Directors or Shareholders need be specified in the waiver of notice of such meeting.

ARTICLE XII.

Action Without a Meeting

Section 1. Written Consent. Any action required or permitted to be taken at a meeting of the Shareholders, Board of Directors, or any committee may be taken without a meeting if a consent in writing, setting for the action so taken, is signed by all the Shareholders, Directors, or committee members, as the case may be; and such action shall have the same force and effect as a unanimous vote at a meeting thereof duly and regularly called.

Section 2. Telephone and Video Conference. Shareholders, Directors, or members of any committee may participate in and hold a meeting thereof by electronic means (telephone or video conference) whereby all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Minutes of any meeting held by electronic means shall be prepared and kept in the same manner as minutes of any other meeting.

ARTICLE XIII.

Indemnification of Officers, Directors and Employees

Section 1. **Definitions**. In this Article:

(a) "Indemnitee" means: (i) any present or former Director, advisory Director or officer of the Corporation; (ii) any person who while serving in any of the capacities referred to in clause (i) hereof served at the Corporation's request as a Director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise; and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) hereof.

(b) "Official Capacity" means: (i) when used with respect to a Director, the office of Director of the Corporation; and (ii) when used with respect to a person other than a Director, the elective or appointive office of the Corporation held by such person or the employment or agency relationship undertaken by such person on behalf of the corporation, but in each case does not include service for any other foreign or domestic corporation or any partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise.

(c) "Proceeding" means any threatened, pending or complete action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding.

Section 2. **Indemnification**. The Corporation shall indemnify every Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement, and reasonable expenses actually incurred by the Indemnitee in connection with any Proceeding in which he or she was, or is threatened to be, named defendant or respondent, or in which he or she was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his or her serving or having served, or having been nominated or designated to serve, in any of the capacities referred to in Section 1, if it is determined in accordance with Section 4 that the Indemnitee: (a) conducted himself or herself in good faith; (b) reasonably believed, in the case of conduct in his or her Official Capacity, that his or her conduct was in the Corporation's best interests, and, in all other cases, that his or her conduct was at least not opposed to the Corporation's best interests; and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to the Corporation or is found liable on the basis that personal benefit was improperly received by the Indemnitee, then the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the Proceeding, and (ii) shall not be made with respect to any Proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his or her duty to the Corporation. Except as provided in the immediately preceding proviso to the first sentence of this Section 2, no indemnification shall be made under this Section 2 with respect to any Proceeding in which such Indemnitee shall have been (x) found liable on the basis that personal benefit was improperly received by him or her, whether or not the benefit resulted from an action taken in the Indemnitee's Official Capacity, or (y) found liable to the Corporation. The termination of any Proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a), (b) or (c) in the first sentence of this Section 2. An Indemnitee shall be deemed to have been found liable with respect to any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall, include, without limitation, all court costs and all fees and disbursements of attorneys for the Indemnitee.

Section 3. <u>Successful Defense</u>. Without limitation of Section 2 and in addition to the indemnification provided for in Section 2, the Corporation shall indemnify every Indemnitee against reasonable expenses incurred by such person in connection with any Proceeding in which he or she is a witness or a named defendant or respondent because he or she served in any of the capacities referred to in Section 1, if such person has been wholly successful, on the merits or otherwise, in defense of the Proceeding.

Section 4. Determinations. Any indemnification under Section 2 (unless ordered by a court or competent jurisdiction) shall be made by the Corporation only upon a determination that indemnification of the Indemnitee is proper in the circumstances because he or she has met the applicable standard of conduct. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum consisting of Directors, who, at the time of such vote, are not named defendants or respondents in the Proceeding; (b) if such a quorum cannot be obtained, then by a majority vote of a committee of the Board of Directors, duly designated to act in the matter by a majority vote of all Directors (in which designation Directors who are named defendants or respondents in the Proceeding may participate), such committee to consist solely of two (2) or more Directors who, at the time of the committee vote, are not named defendants or respondents in the Proceeding; (c) by special legal counsel selected by the Board of Directors or a committee thereof by vote as set forth in clauses (a) or (b) of this Section 4, if the requisite quorum of all of the Directors cannot be obtained therefor and such committee cannot be established, by a majority vote of all of the Directors (in which Directors who are named defendants or respondents in the Proceeding may participate); or (d) by the Shareholders in a vote that excludes the shares held by Directors who are named defendants or respondents in the Proceeding. Determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible is made by special legal counsel, determination as to reasonableness of expenses must be made in the manner specified in clause (c) of the preceding sentence for the selection of special legal counsel. In the event a determination is made under this Section 4 that the Indemnitee has met the applicable standard of conduct as to some matters but not as to others, amounts to be indemnified may be reasonably prorated.

Section 5. <u>Advancement of Expenses</u>. Reasonable expenses (including court costs and attorney's fees) incurred by an Indemnitee who was or is a witness or who was, is, or is threatened to be made a named defendant or respondent in a Proceeding shall be paid by the Corporation at reasonable intervals in advance of the final disposition of such Proceeding, and without making any of the determinations specified in Section 4, after receipt by the Corporation of: (a) a written affirmation by such Indemnitee of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation under this Article; and (b) a written undertaking by or on behalf of such Indemnitee to repay the amount paid or reimbursed by the Corporation if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article. Such written undertaking shall be an unlimited obligation of the Indemnitee but need not be secured and it may be accepted without reference to financial ability to make repayment. Notwithstanding any other provision of this Article, the Corporation may pay or reimburse expenses incurred by an Indemnitee in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he or she is not named a defendant or respondent in the Proceeding.

Section 6. <u>Employee Benefit Plans</u>. For purposes of this Article, the Corporation shall be deemed to have requested an Indemnitee to serve an employee benefit plan whenever the performance by him or her of his or her duties to the Corporation also imposes duties on or otherwise involves services by him or her to the plan or participants or beneficiaries of the plan. Excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall be deemed fines. Action taken or omitted by an Indemnitee with respect to an employee benefit plan in the performance of his or her duties for a purpose reasonably believed by him or her to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

Section 7. **Other Indemnification and Insurance**. The indemnification provided by this Article shall: (a) not be deemed exclusive or, or to preclude, any other rights to which those seeking indemnification may at any time be entitled under the Corporation's Articles of Incorporation or other creation instrument or governing document, any law, agreement or vote of Shareholders or disinterested Directors, or otherwise, or under any policy or policies of insurance purchased and maintained by the Corporation on behalf of any indemnitee, both as to action in his or her Official Capacity and as to action in any other capacity; (b) continue as to a person who has ceased to be in the capacity by reason of which he or she was an Indemnitee with respect to matters arising during the period he was in such capacity; and (c) insure to the benefit of the heirs, executors and administrators of such a person.

Section 8. **Notice**. Any indemnification of or advance of expenses to an Indemnitee in accordance with this Article shall be reported in writing to the Shareholders of the Corporation with or before the notice or waiver of notice of the next Shareholders' meeting or with or before the next submission to Shareholders of a consent to action without a meeting and, in any case, within the twelve (12) month period immediately following the date of the indemnification or advance.

Section 9. <u>Construction</u>. The indemnification provided by this Article: (a) are for the benefit of, and may be enforced by, each Indemnitee of the Corporation, the same as if set forth in their entirety in a written instrument duly executed and delivered by the Corporation and such Indemnitee; and (b) constitute a continuing offer to all present and future Indemnities. The Corporation, by its adoption of these By-Laws: (x) acknowledges and agrees that each Indemnitee of the Corporation has relied upon and will continue to rely upon the provisions of this Article in becoming, and serving in any of the capacities referred to in Section 1 (a) of this Article; (y) waives reliance upon, and all notices of acceptance of, such provisions by such Indemnities; and (z) acknowledges and agrees that no present or future Indemnitee shall be prejudiced in his or her right to enforce the provisions of this Article in accordance with their terms by any act or failure to act on the part of the Corporation.

Section 10. <u>Effect of Amendment</u>. No amendment, modification or repeal of this Article or any provision hereof shall in any manner terminate, reduce, or impair the right of any past, present, or future Indemnities to be indemnified by the Corporation, nor the obligation of the Corporation to indemnify any such Indemnities, under and in accordance with the provisions of the Article as in effect immediately prior to such amendment, modification, or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claims may arise or be asserted.